UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period Ended June 30, 2024

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

320 Interlocken Parkway, Suite 100, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

In this filing, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS SEMI-ANNUAL REPORT, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

Overall

Our strategic focus in 2024 continued to be on:

•	Developing new and exciting styles to meet our customers’ footwear needs
•	Growing a direct-to-consumer channel in the United Kingdom
•	Continued expansion of our wholesale channel in the United States and European Unions
•	Improving the direct-to-consumer experience in the United States
•	Investment in talent to support our continued growth

Net revenues

Feel the World, Inc. generates revenues in two business segments: (1) North American operations which includes all foreign distributors outside of Europe, and (2) European operations which includes the European Union countries and the Middle Eastern wholesale accounts. The Company primarily sells through three channels: direct-to-consumer, third-party platforms such as Amazon, and wholesale/distribution. In the first six months of 2024 compared to the same period in 2023, we saw a shift in growth from direct-to-consumer to wholesale/distributor:

Growth of net revenue by geography:

(in thousands)	2024	2023	$ Change	% Change
North American	$22,690	$23,041	$(351)	(1.5%)
European	5,649	4,714	935	19.8%
Total	$28,339	$27,755	$584	2.1%

Growth of net revenue by channel:

(in thousands)	2024	2023	$ Change	% Change
Direct-to-consumer	$16,951	$17,783	$(832)	(4.7%)
Wholesale/Distributor	7,009	5,373	1,636	30.4%
Platform	4,379	4,599	(220)	(4.8%)
Total	$28,339	$27,755	$584	2.1%

Comparative Channel Mix	2024	2023
Direct-to-consumer	60%	64%
Wholesale/Distributor	25%	19%
Platform	15%	17%

The percentages above are shown net of returns. Revenue and income are year to date.

1

Overall net revenue growth was driven by the continued expansion of types of footwear offered, our targeted consumer marketing campaigns, expansion of wholesale channels, and the overall increase in consumer’s knowledge of minimalist footwear. Our Average Order Value (AOV) for direct to consumer increased to $117 in the six months ended June 30, 2024 compared to $105 in the same period 2023. However, direct to consumer net revenue declined slightly in the first six months of 2024 to the comparable period, primarily because we did not have a summer promotional sale in 2024 comparable to the one in 2023.

Return rates have dropped year over year. We continue to experience a lower rate of returns on the direct-to-consumer channel as compared to sales through our third-party platforms. Platform returns remained steady dropping slightly from 35% in the first six months of 2023 to 34% in first six months of 2024. Direct-to-consumer returns decreased from 16% in the first six months of 2023 to 14% in the first six months of 2024.

The Company is focused on improving direct-to-consumer sales and expanding distribution through wholesale partners. The Company also continues to measure the customer acquisition costs to determine the most efficient and productive distribution channels.

Gross Profit

Gross profit for the period ended June 30, 2024, increased by $1.3 million over the prior year, while gross margin increased from 52% to 55%. This increase in gross margin was the result of (1) no summer promotional sale in the direct-to-consumer channel, (2) reduced promotional discounting in the European Union generally, and (3) reduced costs of production and shipping. The Company did not raise the MSRP of its products in first six months of 2024.

Expenses

Total operating expenses increased $2.1 million or 18% for the period ended June 30, 2024, compared to the same period in 2023 mainly due to additional marketing and payroll costs. Additional employees were added to enhance the leadership and creative teams, to support the increased volume of sales, and increase sales support office in the Czech Republic.

General and administrative expenses increased $919,000 or 32% for the period ended June 30, 2024 compared to the same period in 2023 mainly as the result of increased legal expenses, additional staffing and the new office lease. General and administrative expenses increased from 10% of net revenue in the first six months of 2023 to 13% in first six months of 2024.

The Operations line item includes our customer service costs and the dedicated warehousing expenses needed to maintain inventory to accommodate customer needs. Management allocates a portion of operations expense to Cost of Goods Sold that relates to the handling of incoming inventory. Operations increased 27% or $600,000 in first six months of 2024 to $2.8 million mainly due to increased personnel, increasing salaries in response to market conditions, and an increase in rent costs to meet demand. Operating costs as a percentage of net revenue increased from 8% in the first six months of 2023 to 10% in first six months of 2024.

2

Sales and marketing expenses increased by $594,000 in the period ended June 30, 2024, compared to the prior period. Sales and marketing expenses increase to 24% of net revenue in first six months of 2024 compared to 22% in the same period in 2023. The Company continues to explore diverse ways to drive traffic and improve sales conversion.

Research and development expenses for the period ended June 30, 2024 remained flat over the prior year.

Interest expense for the period ended June 30, 2024 was $271,000 compared to $276,000 the prior period as interest rates were comparable.

Net income

For the period ended June 30, 2024, the Company had income before income tax of $1.2 million, or 4% of net revenues, compared to $2.2 million, or 8% of net revenues in the period ended June 30, 2023. In 2024 the Company made investments in marketing and operational infrastructure plus additional general and administrative expenses while experiencing softer than expected growth in the direct-to-consumer channel.

(b) Liquidity and Capital Resources

Throughout its history, the Company has used a combination of long-term notes payable, short-term lines of credit, revolving credit cards, trade payables and a small equity raise to retain adequate working capital to provide stability to our workforce and fund our inventory supply chain. In November 2021, the Company closed on a revolving loan with JP Morgan Chase that was used to refinance the Genlink/La Plata loan and provided an additional $4.0 million of credit for working capital. The Company utilized the full amount of that credit facility in 2022 to finance the purchase of inventory to support our growth.

Please see the debt and equity footnotes to the financial statements for additional disclosures.

There are no long-term commitments, other than the debt listed in the accompanying financial statements, which would limit the Company's ability to use its current capital. The Company has an established history of fulfilling all its loan obligations on time.

(c) Trend Information

Over the last several years the Company has traversed one economic shock after another, including increased tariffs, COVID-19, supply chain delays, and high inflation. The Company anticipates continued strong growth year over year and believes the recent large investment in inventory to support those sales is sufficient to avoid any material negative impact to sales at the time of this of this filing. Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style.

As the Company is pursuing various expansion strategies across multiple channels and regions, it is not providing guidance on projected revenue or EBITDA.

3

ITEM 2. OTHER INFORMATION

Plan Of Operation

During the ordinary course of business, the Company may come across potential business ventures, which, in the opinion of management, will provide benefits to the Company and its shareholders. In addition, the Company may also seek out potential business ventures or transactions. Such ventures may take many forms, including, but not limited to the acquisition of an existing business, the merger of the Company with another company, or an asset transaction.

If the Company does identify a potential business venture, management will review the opportunity to determine if it is in the best interests of the Company and its shareholders. There is no assurance that the Company will identify, choose to pursue, or be able to complete a transaction.

The pursuit of a business opportunity may require significant management time and Company resources which might adversely impact the Company.

If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount and potential return of investment to our shareholders.

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ITEM 3. FINANCIAL STATEMENTS

Feel The World, Inc.

A Delaware Corporation

Consolidated Financial Statements

Unaudited

June 30, 2024 (unaudited) and December 31, 2023 (audited)

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FEEL THE WORLD, INC.

TABLE OF CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023 (AUDITED), AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND JUNE 30, 2023 (UNAUDITED):

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FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited)

	June 30, 2024	December 31, 2023
ASSETS
Current Assets:
Cash and cash equivalents	$2,959,405	$5,698,589
Accounts receivable	4,154,080	3,114,803
Inventory assets	18,461,870	16,133,105
Inventory in transit	6,968,476	2,726,114
Income tax receivable	—	539,352
Prepaid expenses	282,612	172,823
Total Current Assets	32,826,443	28,384,786
Non-Current Assets:
Property and equipment, net	1,144,637	1,306,615
Intangible assets, net	697,784	585,583
Deposits	88,915	92,415
Deferred tax assets	580,650	486,622
Operating lease right-of-use assets and other	3,306,278	3,608,843
Total Non-Current Assets	5,818,264	6,080,078

TOTAL ASSETS	$38,644,707	$34,464,864

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited)

	June 30, 2024	December 31, 2023
Liabilities:
Current Liabilities:
Accounts payable	$7,041,163	$3,242,864
Accrued expenses	2,852,860	2,712,206
Customer deposits	37,659	81,221
Deferred revenue	477,612	328,396
Income tax liability	100,591	—
Operating lease liability, current portion	701,618	672,370
Lines of credit, current portion	4,375,000	4,325,000
Total Current Liabilities	15,586,503	11,362,057
Long-Term Liabilities:
Lines of credit, net of unamortized discount	1,068,148	1,256,906
Operating lease liability, net unamortized discount and current portion	2,802,930	3,142,823
Total Long-Term Liabilities	3,871,078	4,399,729
Total Liabilities	19,457,581	15,761,786

Series A Preferred stock, $0.0001 par, 3,681,234 shares authorized, 3,681,234 and 3,681,234 shares issued and outstanding, liquidation preferences of $17,588,197 and $16,769,688, as of June 30, 2024 and December 31, 2023, all respectively.	$368	$368

Stockholders' Equity:
Class A common stock, $0.0001 par, 19,824,168 shares authorized, 5,289,980 and 5,289,980 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively.	529	529
Class B common stock, $0.0001 par, 175,832 shares authorized, 175,707 and 175,707 shares issued and outstanding as of June 30, 2024, and December 31, 2023, respectively.	18	18
Additional paid-in capital	8,540,234	8,458,844
Treasury Stock	(4,424)	(4,424)
Retained earnings	11,026,599	10,523,214
Accumulated other comprehensive loss	(376,198)	(275,471)
Total Stockholders’ Equity	19,187,126	18,703,078

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$38,644,707	$34,464,864

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

For the six months ended June 30, 2024 and 2023

	June 30, 2024	June 30, 2023

Net revenues	$28,339,236	$27,755,466
Cost of goods sold	12,708,237	13,375,040
Gross profit	15,630,999	14,380,426

Operating Expenses:
General & administrative	3,806,480	2,887,384
Sales & marketing	6,724,514	6,130,656
Research & development	715,115	721,543
Operations	2,792,936	2,193,239
Total operating expenses	14,039,045	11,932,822

Income from operations	1,591,954	2,447,604

Other income / (expense):
Interest income	868	596
Interest expense	(270,700)	(275,497)
Other income (expense)	(106,239)	—
Total other income / (expense)	(376,071)	(274,901)

Income before income tax	1,215,883	2,172,703

Provision for (Benefit from) income tax	712,498	514,269

Net income	$503,385	$1,658,434

Other comprehensive income/(expense):

Foreign currency translation loss	(100,727)	12,066

Total comprehensive income	$402,658	$1,670,500

Weighted-average vested common shares outstanding
-Basic	5,465,687	5,465,687
-Diluted	5,727,344	5,649,844
Net earnings per common share
Basic	$0.09	$0.30
Diluted	$0.09	$0.29

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the six months ended June 30, 2024 (unaudited) and annual period ended December 31, 2023 (audited)

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders’ Equity
Balance at December 31, 2022	3,681,234	$368	5,289,980	$529	175,707	$18	1,125	$(4,424)	$8,351,798	$(161,719)	$6,840,267	$15,026,837

Net income	—	—	—	—	—	—	—	—	—	—	3,682,947	3,682,947

Other comprehensive loss	—	—	—	—	—	—	—	—	—	(113,752)	—	(113,752)

Stock compensation	—	—	—	—	—	—	—	—	107,046	—	—	107,046

Balance at December 31, 2023	3,681,234	$368	5,289,980	$529	175,707	$18	1,125	$(4,424)	$8,458,844	$(275,471)	$10,523,214	$18,703,078

Net income	—	—	—	—	—	—	—	—	—	—	503,385	503,385

Other comprehensive loss	—	—	—	—	—	—	—	—	—	(100,727)	—	(100,727)

Stock compensation	—	—	—	—	—	—	—	—	81,390	—	—	81,390

Balance at June 30, 2024	3,681,234	$368	5,289,980	$529	175,707	$18	1,125	$(4,424)	$8,540,233	$(376,198)	$11,026,599	$19,187,126

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six months ended June 30, 2024 and 2023

	June 30, 2024	June 30, 2023

Cash Flows From Operating Activities
Net Income	$503,385	$1,658,434
Adjustments to reconcile net income to net cash provided by/(used in) in operating activities:
Inventory write-off	172,644	—
Depreciation and amortization	231,867	218,610
Stock-based compensation	81,390	38,484
Deferred taxes	(94,028)	(68,499)
Amortization of loan fees	11,242	11,242
Loss on disposal of assets	—	—
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(1,039,277)	(1,920,582)
(Increase)/Decrease in inventory	(2,502,138)	(483,506)
(Increase)/Decrease in inventory in transit	(4,242,362)	2,214,192
(Increase)/Decrease in income tax receivable	539,352	157,720
(Increase)/Decrease in prepaid expenses	(109,789)	(80,312)
(Increase)/Decrease in deposits	3,500	(25,165)
(Increase)/Decrease in operating lease right-of-use assets and other	302,565	225,624
Increase/(Decrease) in accounts payable	3,798,299	(1,367,338)
Increase/(Decrease) in accrued expenses	140,654	890,964
Increase/(Decrease) in deferred lease payable	100,591	2,176,561
Increase/(Decrease) in operating lease liability	(310,645)	(2,541,981)
Increase/(Decrease) in customer deposits	(43,562)	493,938
Increase/(Decrease) in deferred revenue	149,216	1,049,672
Net cash provided by (used in) in operating activities	(2,307,096)	2,648,058

Cash Flows From Investing Activities
Cash paid for intangibles	(114,493)	(180,863)
Cash paid for property and equipment	(66,868)	(149,148)
Cash used in investing activities	(181,361)	(330,011)

Cash Flows From Financing Activities
Proceeds from lines of credit	—	—
Repayments on term loans	(150,000)	(100,000)
Proceeds from exercise of stock option	—	—
Net cash provided by (used in) financing activities	(150,000)	(100,000)

Effect of foreign currency loss	(100,727)	12,066

Net Change in Cash	(2,739,184)	2,230,113
Cash at Beginning of Year	5,698,589	5,141,951
Cash at End of Year	$2,959,405	$7,372,064

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$258,799	$253,838
Cash paid for income taxes	$164,793	$416,411

Supplemental Disclosure of Non-Cash Financing Activities:
Conversion of common stock to preferred stock	$—	$—
Capitalized interest to principal	$—	$—

See accompanying notes, which are an integral part of these unaudited consolidated financial statements.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized on December 17, 2010, under the laws of Delaware. The Company sells footwear to retailers, distributors, and direct to consumers. Feel the World EU B.V., a private limited liability company formed under the laws of the Netherlands on September 5, 2019, is a wholly owned subsidiary of the Company. Xero Shoes EU s.r.o., a private limited liability company formed under the laws of the Czech Republic on July 15, 2021, is a wholly owned subsidiary of Feel the World EU B.V. Feel the World UK Ltd., a private limited company formed under the laws of the United Kingdom on September 7, 2023, is a wholly owned subsidiary of the Company. Feel The World, Inc. and its subsidiaries are collectively referred to as “the “Company,” “we,” “our,” and “us” in this report.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis for reporting.

The Company prepares consolidated financial statements in accordance with GAAP. These consolidated financial statements include all accounts of Feel the World, Inc., along with its fully owned subsidiaries, Feel the World EU B.V., Xero Shoes EU s.r.o and Feel the World UK Ltd.. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency of the subsidiaries is their local currency. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets, and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. When it is impractical to track the exchange rates at the date of transactions, weighted average rates were applied as permitted by Topic 830. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in the results of operations. For the period ended June 30, 2024, the foreign currency translation loss was $100,727 For the period ended June 30, 2023, the foreign currency translation gain was $12,066.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed insurance limited provided by the Federal Deposit Insurance Corporation (“FDIC”) and its international equivalents. On June 30, 2024, and December 31, 2023, the Company’s cash balances exceeded such insured limits by $2,602,050 and $5,411,018, respectively, and no losses have been recognized due as a result of these excess amounts.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable allowances as of June 30, 2024, and December 31, 2023, respectively.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2024 and December 31, 2023 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company operates a warehouse to process sales, returns and exchanges in the United States and maintains agreements with third-party logistics providers in the Czech Republic, the United Kingdom and the People’s Republic of China. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than the carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in Cost of Goods Sold in the consolidated statements of operations and comprehensive income. The Company wrote off inventory of $172,644 for the six months ended June 30, 2024. No inventory was written off for the six months ended June 30, 2023. Inventory write off amounts includes inventory impairment, loss, disposal for damaged inventory due to returns or quality control issues. Some of these shoes were destroyed, and the majority were donated to charity.

Inventory in Transit

Inventory in transit includes products manufactured for sale that have been shipped by the suppliers but have not yet been received at our warehouses.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation for footwear molds and lasts of $179,877 and $173,454 are included in Cost of Goods Sold for the six months ended June 30, 2024 and June 30, 2023, respectively. Depreciation for other capital assets of $49,698 and $44,329 are included in General and Administrative expenses for the six months ended June 30, 2024 and June 30, 2023, respectively. The balances as of June 30, 2024, and December 31, 2023 mainly consist of footwear manufacturing assets and equipment assets with 3-10 year lives.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

Capital assets and accumulated depreciation as of June 30, 2024, (six months) and December 31, 2023 (twelve months) are as follows:

	June 30, 2024	December 31, 2023
Footwear molds	$2,005,042	$1,977,643
Footwear lasts	21,840	21,840
Furniture and equipment	762,794	757,139
Trade show booth	30,240	10,152
Website	30,000	30,000
Leasehold improvements	158,769	145,043
	3,008,685	2,941,817
Accumulated depreciation	(1,864,048)	(1,635,202)
Property and equipment, net	$1,144,637	$1,306,615

Leases and Leasehold Improvements

We determine if an arrangement is, or contains, a lease at inception of the contract. As a lessee, we consider a contract to be, or contain, a lease if the contract conveys the right to control the use of an identified asset in exchange for consideration. We recognize in the consolidated balance sheets the obligation to make lease payments and a right-of-use (“ROU”) asset representing our right to use the underlying asset for the lease term. As an accounting policy election, we do not record leases with an initial term of 12 months or less on the consolidated balance sheets, instead we recognize lease expense for these leases on a straight-line basis over the lease term. Additionally, we elected the practical expedients made available under the updates as our accounting policy to not separate lease and non-lease components by class of underlying asset. For leases that commenced before January 1, 2022, we have applied the modified retrospective transition method which resulted in comparative information not being restated. The new lease accounting standard, ASC Topic 842, Leases, provides several optional practical expedients for transition. We elected the package of practical expedients, which permits us to not reassess our prior conclusions about lease identification, lease classification and initial direct costs.

Right-of-use assets and liabilities are initially measured at the present value of lease payments over the lease term, discounted using the interest rate implicit in the lease at the commencement date. ROU assets are adjusted for any lease payments made prior to lease commencement, lease incentives, and accrued rent. If the rate implicit in the lease cannot be readily determined, we discount the lease using our incremental borrowing rates. Our leases may include options to extend or terminate the lease. When it is reasonably certain that we will exercise such an option, the lease term includes those periods. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable costs, such as maintenance expenses, property taxes, property insurance, transaction-based lease payments and index-based rate increases, are expensed as incurred. Right-of-use assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis.

Any leasehold improvements made by the Company to the underlying assets for the need of our operations are capitalized and recognized separately from the ROU assets. The leasehold improvements are subsequently amortized over the shorter of the useful life of leasehold improvements or the remaining lease term.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

Intangible Assets

There are numerous patents and trademarks important to the Company’s business. Most of our trademarks are registered. As long as the Company intends to continue using its trademarks, they are renewed indefinitely. The Company files for and actively defends its patents. Patents are amortized over a 20-year useful life with patent amortization expense of $2,292 and $827 for the six months ended June 30, 2024 June 30, 2023, respectively. Patent and trademark values are reviewed annually for potential impairment. The Company determined that no impairment is currently warranted. The intangibles carrying amount and accumulated amortization as of June 30, 2024, and June 30, 2023, are as follows:

	June 30, 2024	December 31, 2023
Trademarks	$363,406	$347,530
Patents	345,670	247,053
Intangible assets	709,076	594,583
Accumulated amortization	(11,292)	(9,000)
Intangible assets, net	$697,784	$585,583

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Accounts Payable

Any contractual obligations for payments stemming from goods and services delivered by our suppliers and vendors are recognized in the reporting periods when costs and expenses are incurred but no payment arrangements have been made.

Customer Deposits

At the time an order is placed, some international distributors pay a portion of their order or full amount based on the payment terms and conditions stipulated in their contracts with the Company. In accordance with revenue recognition policies (see below), these amounts are recorded as a liability until all revenue recognition conditions have been met.

15

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

Deferred Revenue

Customer orders received but not shipped are recognized as deferred revenue.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when shipment of goods to its customers has occurred satisfying its performance obligations, acceptance has been approved by its customers, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Sales tax is collected on sales in all states with a sales tax and the District of Columbia. These taxes are recorded as a liability until remittance. Liabilities are recorded for store credit issued to customers.

The Company generates revenues in two business segments: (1) the North American operations which includes all foreign distributors outside of Europe, and (2) European operations which includes the European Union countries and the Middle Eastern wholesale accounts. The Company primarily sells through three channels: direct-to-consumer, third-party platforms such as Amazon, and wholesale/distribution.

The following tables present the Company's revenues disaggregated by reportable operating segments and distribution channel for the six months ended June 30, 2024 and June 30, 2023:

(in thousands)	2024	2023	Change
North American	$22,690	$23,041	$(351)
European	5,649	4,714	935
Total	$28,339	$27,755	$584

(in thousands)	2024	2023	Change
Direct-to-consumer	$16,951	$17,783	$(832)
Wholesale/Distributor	7,009	5,373	1,636
Amazon	4,379	4,599	(220)
Total	$28,339	$27,755	$584

No customer accounted for 10% or more of the Company's consolidated net revenues during the six months ended June 30, 2024, and June 30, 2023.

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the consolidated statements of operations and comprehensive income. For the six months ended June 30, 2024, and June 30, 2023, the Company had merchant account fees of $561,064 and $741,074, respectively.

Shipping and Handling Costs and Fees

Shipping and handling costs are expensed as incurred and are included in the cost of goods sold in the consolidated statements of operations and comprehensive income. Shipping and handling fees billed to customers are included in net revenue.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

Advertising

Advertising costs of $4,527,878 and $4,796,206 for the six months ended June 30, 2024 and June 30, 2023, respectively, are expensed as incurred.

Research and Development

Research and development costs of $715,115 and $721,543 for the six months ended June 30, 2024 and June 30, 2023, respectively, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Earnings/(Loss) per Share

Net earnings/(loss) per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share in the consolidated statements of operations and comprehensive income. Diluted net earnings or loss per share reflects the potential common shares that could be purchased for the outstanding unexercised employee stock options applying the treasury stock method. For the reporting periods ending June 30, 2024, and December 31, 2023, the Company issued 0 and 77,500 options for Class A Voting shares to certain eligible employees and a board member. These options are dilutive and have been included in the June 30, 2024, and 2023 diluted earnings per share computation.

New Accounting Standards

FASB issued ASU 2016-02, Leases (Topic 842), and subsequent Updates to amend the lease accounting and reporting for all entities. These Updates require a reporting entity that entered a lease contract as a lessee to recognize in the statement of financial position a liability to make lease payments and a right-of-use (“ROU”) asset representing the right to obtain all the economic benefits from the use of the asset and the right to direct the use of the asset for the duration of the lease term. Qualitative disclosures along with quantitative disclosures are required for the lessees and lessors with the goal of enabling users of financial statements to assess the amount, timing and any uncertainty of cash flows arising from leases. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted. On June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022, with the interim periods within the annual reporting periods effective after December 15, 2022.

The Company adopted the updates under the modified retrospective transition method as of January 1, 2022. The new standard provides optional practical expedients for transition. We elected the package of practical expedients, which permits us to not reassess the prior conclusions (under legacy GAAP Topic 840) about the lease identification, lease classification, and initial direct costs at transition. Additionally, we elected the practical expedients made available under the updates as our accounting policy to not separate lease and non-lease components by class of underlying asset. For short-term leases (as defined in Topic 842), we made an accounting policy election to apply accounting similar to Topic 840’s operating lease accounting at the commencement date of the applicable leases. The standard did not materially impact our consolidated net earnings and had no impact on consolidated cash flows.

17

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

FASB issued ASU 2016-13, Financial Instruments -Credit Losses (Topic 326): Measurement of credit Losses on Financial Instruments, and subsequent Updates to replace the incurred loss methodology for recognizing credits losses with a methodology that reflect the current expected credit losses (“CECL”) over the life of financial assets. Under the CECL model, financial assets including trade receivables are required to be estimated for credit losses taking considerations of past events, current conditions and reasonable and supportable forecasts into account. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. After review, it was determined the standard did not materially impact on our consolidated net earnings and had no impact on consolidated cash flows.

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

The Company’s amended Articles of Incorporation authorized 19,824,168 shares of Class A Voting Common Stock ($0.0001 par), 175,832 shares of Class B Non-Voting Common Stock ($0.0001 par) and 3,681,234 shares of Preferred Stock ($0.0001 par), with all Preferred Stock designated as Series A Preferred Stock.

As of June 30, 2024 and December 31, 2023, the Company had 5,289,980 shares of Class A Voting Common Stock issued and outstanding. As of June 30, 2024 and December 31, 2023, the Company had 175,707 shares of Class B Non-Voting Common Stock issued and outstanding. The Company had 3,681,234 shares of Series A Preferred Stock issued and outstanding as of June 30, 2024 and December 31, 2023. Additionally, the Company has reserved 733,424 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan, of which 156,767 remain available for issuance as of June 30, 2024.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share while Class B Common Stock do not have voting rights. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

The holders of Series A Preferred Stock are entitled to various protective provisions and preferences. Holders of Series A Preferred Stock are entitled to vote on an as-converted basis with holders of Class A Common Stock and to appoint directors.

The holders of Series A Preferred Stock are entitled to dividend preferences over holders of Common Stock and to preferred dividends at a rate of 10% per annum of the original issue price ($12,500,000 as of June 30, 2024 and December 31, 2023), compounded annually. Accrued dividends are payable only when, as, and if declared by the Board of Directors. As of June 30, 2024 and December 31, 2023, accrued dividends of $5,088,197 and $4,269,688, respectively, and were outstanding but undeclared. The dividend rates are subject to dilution protections.

The holders of Series A Preferred Stock are entitled to a liquidation preference over holders of Common Stock at the original issuance price ($3.3956) per share plus any accrued and unpaid dividends, providing a total liquidation preference of $17,588,197 and $16,769,688, as of June 30, 2024 and December 31, 2023, respectively. The Series A Preferred Stocks are convertible, at the holder’s election, into Class A Common Stock at a dilution protected rate that is currently 1:1. The Series A Preferred Stocks are mandatorily convertible into Class A Common Stock if and upon a qualifying initial public offering, as defined in the articles of incorporation.

18

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

The Series A Preferred Stocks are subject to optional redemption at the holder’s election on or after December 2, 2024, at a price of the greater of the original issuance price ($3.3956 per share) plus any accrued and unpaid dividends or the fair value at the redemption date as agreed between the Company and the holders or based upon a third-party appraisal. As a result of its redemption provisions, the Series A Preferred Stock was not classified as part of stockholders’ equity in the accompanying consolidated balance sheets in accordance with ASC 480-10-S99, SEC Materials, and instead is excluded from stockholders’ equity and presented as temporary equity.

On November 30, 2022, Lena Phoenix, the Company’s Co-CEO and Steven Sashen, Co-CEO, each transferred their ownership of 1,600,000 and 1,200,000 Common Stock Voting Class A shares to Summer Dojo LLC, and Autumn Moon LLC, respectively, for estate planning purposes. Summer Dojo LLC, and Autumn Moon LLC, are private equity investment entities and both transferees become the principal owners (defined as holding more than 10% of the Company’s equity) of Feel the World, Inc. after receiving the transferred shares.

NOTE 4:  SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings, net of unamortized discount, consisted of the following as of June 30, 2024, and December 31, 2023:

	June 30, 2024	December 31, 2023
JP Morgan Chase Loan	$1,475,000	$1,625,000
JP Morgan Chase Line of Credit	3,968,148	3,956,906
Total Borrowings:	$5,443,148	$5,581,906

On November 12, 2021, the Company entered into a credit agreement with JP Morgan Chase comprised of a term commitment for $2,000,000 and a revolving commitment for $4,000,000. The term commitment has a maturity date of November 12, 2025, at which time payment of the full principal amount is due. The revolving commitment has a maturity date of November 12, 2024. On February 2, 2022, the Company drew and utilized the full credit available under the revolving commitment of $4,000,000.

The interest rate for both the term and revolving commitment is based on a fixed and variable rate, as defined. For the period ending June 30, 2024, the weighted average interest rates for the term and revolving commitments were 10.68% and 8.73%, respectively. As of June 30, 2023, the weighted average interest rates for the term and revolving commitments were 8.72% and 6.36% respectively. Additionally, a commitment fee of 0.25% is paid on the unused balance of the revolving commitment. Borrowings under this credit agreement are secured by substantially all the assets of the Company.

The credit agreement requires the Company to maintain a minimum total leverage ratio of 2.50 and a minimum fixed charge coverage ratio of 1.20. Additionally, the credit agreement limits the Company’s indebtedness, in addition to various covenants. As of June 30, 2024, the Company was in compliance with all financial covenants under the credit agreement.

As of June 30, 2024, the balance of the term commitment was $1,475,000 and the revolving commitment was $4,000,000, which net of unamortized discounts of $31,852 for a revolving carrying value of $3,968,148. Total interest expense for the six months ended June 30, 2024 was $259,458. Legal and origination fees of approximately $90,000 were capitalized to the principal balance and will be amortized over the life of the credit agreement, of which $11,242 was amortized for the six months ended June 30, 2024.

19

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

Future minimum principal payments on the Company’s outstanding debts as of June 30, 2024 are as follows:

2024	$4,175,000
2025	1,300,000
Total	$5,475,000

NOTE 5:  INCOME TAXES

The provision for income taxes for the six months ended June 30, 2024 and year ended December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023

Current
Federal	675,422	1,173,074
State	131,104	298,451
Total current	806,526	1,471,525

Deferred
Federal	(76,676)	(212,607)
State	(17,352)	(54,014)
Total deferred	(94,028)	(266,621)

Total provision for income taxes	712,498	1,204,904

The Company had a tax liability of $100,591 and a tax receivable of $539,352 as of June 30, 2024 and December 31, 2023, respectively.

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

20

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

Deferred tax assets and liabilities as of June 30, 2024 and December 31, 2023, are as follows:

	June 30, 2024	December 31, 2023
Deferred tax assets:
Employee stock option	63,049	43,039
Accrued expenses	49,230	70,627
Lease Liability	861,559	490,700
Capitalized Section 174 Expenses	704,090	677,181
Interest Expense Limitation	—	—
Charitable Contributions	—	—
Net Operating Loss	—	3,597
R&D Credit	—	—
	1,677,928	1,285,144

Deferred tax liabilities:
Net Operating Loss	(107)	—
Property and equipment	(265,026)	(309,382)
Amortization	(26,113)	(25,610)
Right of Use Asset	(806,139)	(459,933)
	(1,097,385)	(794,925)

Valuation Allowance	107	(3,597)

Net deferred tax asset (liability)	580,650	486,622

The following table reconciles the statutory federal income tax rate to actual rates based on net income or loss before income taxes as of June 30, 2024 and December 31, 2023, respectively.

	June 30, 2024	December 31, 2023
U.S. federal taxes at statutory rate	21.00%	21.00%
State income taxes, net of federal tax benefit	3.13%	3.86%
Effect of non-U.S. operations	0.47%	-0.62%
Stock Compensation	0.00%	0.00%
Research and development credits	-0.46%	-1.79%
NOL	0.00%	0.07%
Other	0.66%	1.56%
Effective income tax rate	24.78%	24.08%

The Company is not presently subject to any income tax audit in any taxing jurisdiction. Tax returns for periods before December 31, 2019 are no longer open for audit. The Company has a net operating loss in the Netherlands of approximately $517,000 USD that can be carried forward indefinitely. A valuation allowance has been established on the net operating loss generated in the Netherlands as it is more-likely-than not that this deferred tax asset will not be realized.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

NOTE 6: LEASE OBLIGATIONS

The Company operates in one leased location for office in Broomfield, Colorado and one leased warehouse location in Denver, Colorado. We also entered into master lease agreements for certain office equipment. Our operating leases expire at various dates through the year 2031 and generally include options for renewal. The exercise of lease renewal options is at the Company’s sole discretion. Our operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2023, we had operating lease right-of-use assets and operating lease liabilities of $3,608,843 and $3,815,193, respectively. As of June 30, 2024, we had operating lease right-of-use assets and operating lease liabilities of $3,279,115 and $3,504,548, respectively.

Lease expense is recognized in Operations expense within the consolidated statements of operations and comprehensive income and primarily consisted of operating lease costs of $465,813 short-term lease costs of $21,134 and variable lease costs of $93,608 and $127,232 for the six months ending June 30, 2024 and June 30, 2023, respectively.

The following table includes supplemental information related to operating leases:

	June 30, 2024	June 30, 2023
Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows from operating lease	$469,007	$387,264
Weighted average remaining lease terms (years): Operating leases	5.47	3.01
Weighted average discount rate: Operating leases	7.97%	7.38%

The undiscounted cash flows for future maturities of the Company’s operating lease liabilities and the reconciliation to the operating lease liabilities recognized in the consolidated balance sheets are as follows:

Year Ended December 31,
2024	$491,129
2025	960,271
2026	983,035
2027	560,236
Thereafter	1,413,129
Total lease payments	4,407,800
Less: imputed interest	(903,252)
Present value of lease liabilities	$3,504,548

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

NOTE 7: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, the Company implemented the 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 818,181 shares of Class A Voting Common Stock for issuance under the Plan. The Company’s Board of Directors amended the stock option Plan to reduce the number of authorized options from 818,181 to 733,424 per the terms of the December 2, 2020, stock purchase and exchange agreement. As of June 30, 2024 and December 31, 2023, there remains 156,767 shares available for issuance under the Plan.

The following table is the summary of stock option activities for the reporting periods ended on June 30, 2024 and December 31, 2023:

	June 30, 2024		December 31,2023
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of period	261,657	$4.69	184,157	$3.77
Granted	—	$—	77,500	$6.87
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding - end of period	261,657	$4.69	261,657	$4.69

Exercisable at end of period	147,713	$4.09	115,027	$3.61

Intrinsic value of options outstanding at reporting periods	$801,449		$801,449

Weighted average duration (years) to expiration of outstanding options at end of period	7.70		8.20

Weighted average duration (years) to expiration of exercisable options at end of period	7.26		7.75

Key data inputs (estimates or assumptions) used to determine the fair value of stock options under the Black-Scholes option-pricing model is summarized in the following table:

	June 30, 2024	December 31, 2023

Risk Free Interest Rate	N/A	3.87% - 3.89%
Expected Dividend Yield	N/A	0.00%
Expected Volatility	N/A	36.88%
Expected Life (years)	N/A	7
Fair Value per Stock Option	N/A	$3.76 -$3.78

23

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2024 (unaudited) and December 31, 2023 (audited), and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of its stock price, and the risk-free interest rate, among others. These assumptions reflect best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of the Company’s control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. All stock-based compensation is expensed when awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. Stock compensation expense of $81,391 and $38,483 was recognized for the six months ending June 30, 2024, and June 30, 2023, respectively. The fair value of the option grants as of June 30, 2024, was $361,806 with an unamortized compensation expense of $319,249 to be recorded over the next three years.

The Company has a Long-Term Incentive Plan that sets aside 5% of net proceeds from a liquidity event to be paid to the Company’s employees.

NOTE 8: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 30, 2024, the date the consolidated financial statements were available to be issued.

24

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on September 30, 2024.

Feel The World, Inc. d.b.a Xero Shoes

/s/ David Barnhill
By David Barnhill, President and Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Steven Sashen
Co-Chief Executive Officer and Director
Date: September 30, 2024

/s/ David Barnhill
President and Chief Financial Officer
Date: September 30, 2024

/s/ Lena Phoenix
Co-Chief Executive Officer and Director
Date: September 30, 2024

/s/ Erin Edwards
Director
Date: September 30, 2024

/s/ Marc Schneider
Director
Date: September 30, 2024

25